RECEIVED

2007 APR -2 A 10: 11

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

07022059

Oslo, March 26, 2007

SUPPL

Reference Number: Trolltech ASA / 12g3-2(b) / 82-35014

To Whom It May Concern:

Attached as Schedule I hereto is a list furnished pursuant to Rule 12g3-2(b)(i) under the Securities Exchange Act of 1934 (the "Exchange Act") of the information that, during the fourth calendar quarter of 2006, the Company:

1. has made or is required to make public pursuant to the laws of Norway;
2. has filed or is required to file with the OSE and which was made public by the OSE; and
3. has distributed or is required to distribute to the holders of the Company's securities (N.A.).

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. The information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me at +47 21 60 48 88 or cathrine.bore@trolltech.com.

Yours sincerely,

PROCESSED
APR 06 2007
THOMSON FINANCIAL

Cathrine Bore
General Counsel

Sandakerveien 116, P.O. Box 4332 Nydalen, NO-0402 Oslo | phone +47 21 60 48 00 | fax +47 21 60 48 02
www.trolltech.com | info@trolltech.com

Schedule 1

Oslo Stock Exhange Announcements

	Date/time	Notice	Attachment	Category
1.1	29/12/2006 11:24	FINANCIAL CALENDAR 2007		Financial Calendar
1.2	30/11/2006 10:08	QTOPIA CORE ON THE NEW MOTOROLA ROKR E6		Other notices
1.3	28/11/2006 09:29	QTOPIA GREENSUITE, THE PRE-INTEGRATED SOFTWARE SOLUTION		Other notices
1.4	13/11/2006 11:58	NEW SHARE CAPITAL REGISTERED		Company certificate
1.5	13/11/2006 11:56	MOTTATT FIRMAATTEST		Company certificate
1.6	20/10/2006 07:42	3RD QUARTER 2006: CONTINUED STRONG GROWTH	TrolltechASA3Q06.pdf	Quarterly result
1.7	11/10/2006 10:53	PRESENTATION - FINANCIAL RESULTS Q3 2006		Financial Calendar

Announcements made outside the Oslo Stock Exchange

1.8	19/12/2006	Qt Compilation Issue with Visual Studio 2005 SP1 - Workaround Available
1.9	19/12/2006	Trolltech releases Qtopia 4.2.0
1.10	01/12/2006	Trolltech Releases Qt and Qtopia Core 4.2.2
1.11	28/11/2006	Trolltech's Qtopia to be integrated in NEC Electronics' 3G reference design on platformOViA™
1.12	28/11/2006	Linux community of partner technology leaders support Trolltech's Qtopia Greensuite initiative
1.13	28/11/2006	Trolltech answers industry call for ready-made software suites for Linux-based mobile phones with Qtopia Greensuite Initiative
1.14	23/11/2006	Trolltech Wins "2006 China Mobile Industry Outstanding Performance Award"
1.15	01/11/2006	Qtopia Greenphone & Qtopia Win Industry Accolades
1.16	26/10/2006	Trolltech Releases Final Technology Preview of Qt Jambi; Announces Developer Contest
1.17	20/10/2006	Trolltech Releases Qt 3.3.7, 4.1.5 and 4.2.1, Addressing Secuirty Issue
1.18	04/10/2006	Trolltech Brings Style Sheets to Desktop Applications with Qt 4.2

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29.12.2006 11:24:01 Marked=OB Utsteder=Trolltech ASA Instrument=TROLL **FINANCIAL CALENDAR 2007** finansiell kalender

Financial Calendar 2007 for Trolltech ASA (TROLL):

Q4 2006: February 28, 2007
Q1 2007: April 25, 2007
Q2 2007: August 22, 2007
Q3 2007: October 24, 2007

---

lenke

30.11.2006 10:08:58 Marked=OB Utsteder=Trolltech ASA Instrument=TROLL **QTOPIA CORE ON THE NEW MOTOROLA ROKR E6** andre børsmeldinger

Oslo, Norway - November 30, 2006 - Trolltech ASA today announced the ROKR E6 launched today is based on Qtopia Core from Trolltech. The ROKR E6 is Motorola`s newest music phone.

Trolltech will receive royalty payment per mobile phone sold.

lenke

28.11.2006 09:29:46 Marked=OB Utsteder=Trolltech ASA Instrument=TROLL **QTOPIA GREENSUITE, THE PRE-INTEGRATED SOFTWARE SOLUTION** andre børsmeldinger

Trolltech has announced Qtopia Greensuite, the pre-integrated software solution for mobile phone development.

Trolltech believes the initative actively addresses reducing a manufacturer`s time to market and the technology fragmentation issues of today`s Linux mobile phone market. The first software suite announced from the Initiative is Qtopia Greensuite #1, created specifically for high-end smart phone development.

Trolltech has announced Qtopia Greensuite, the pre-integrated software solution for mobile phone development.

Trolltech believes the initative actively addresses reducing a manufacturer`s time to market and the technology fragmentation issues of today`s Linux mobile phone market. The first software suite announced from the Initiative is Qtopia Greensuite #1, created specifically for high-end smart phone development.

Trolltech`s Qtopia Greensuite initiative answers the mobile phone industry`s call for flexible, best of breed software solutions in a one-stop-shop format. Built on top of Qtopia Phone Edition, the Qtopia Greensuite initiative enables Trolltech to offer specific software suites based on handset manufacturers or designers specific technology requirements.

Developers now have the benefits and freedom of Linux and an out-of the-box choice of partner technologies all pre-integrated with the de-facto application platform, Qtopia. Best of breed partner technology components pre-integrated with Qtopia Phone Edition offer a flexible, modular solution and demonstrates the ubiquity of Qtopia as an open application platform. Availability of Qtopia source code enables developers to tailor the UI to fit end-user needs - a key differentiator to rival proprietary systems - further strengthening Qtopia Greensuite`s appeal.

Qtopia Greensuite #1 is targeted at the high-end smart phone market and is the first in many planned software suites. The initial menu of pre-integrated features and applications, to be developed in close cooperation with selected technology partners, includes:

-WAP and HTML browser
-Messaging solution
-Multimedia package including video and audio

recording
-DRM
-3D graphics
-2.5G and 3G Telephony enabled, including Video Telephony
-VoIP support
-Java MIDP, CLDC and various JSRs
-Document viewing and editing, VPN client, synchronization tools

Qtopia Greensuite #1 is scheduled for availability Q2 2007.

Several million Qtopia-based devices have shipped to date, and Qtopia has become the de-facto standard for Linux handset makers with 120 manufacturers building Qtopia devices - 40 of which are mobile phones, including devices from Motorola, ZTE & Cellon.

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13.11.2006 11:58:30 Marked=OB Utsteder=Trolltech ASA Instrument=TROLL **NEW SHARE CAPITAL REGISTERED** firmaattest

On November 8, 2006 Trolltech ASA issued 18.572 new shares with a nominal value of NOK 0.04 in connection with exercise of options by its employees. The strike price for all options was NOK 0.95 per share. As a result, Trolltech ASA has a share capital of NOK 2,094,539.12 divided between 52,363,478 shares.
Oslo Børs has received the Certificate of Registration.

lenke

13.11.2006 11:56:17 Marked=OB Utsteder=Trolltech ASA Instrument=TROLL **MOTTATT FIRMAATTEST** firmaattest

Trolltech ASA har den 8. november 2006 utstedt 18.572 nye aksjer med pålydende NOK 0,04 i forbindelse med ansattes innløsning av opsjoner. Innløsningskursen for alle innløsningene var kr 0,95 pr. aksje. Som et resultat er Trolltech ASAs aksjekapital kr. 2.094.539,12 fordelt på 52.363.478 aksjer.

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20.10.2006 07:42:09 Marked=OB Utsteder=Trolltech ASA Instrument=TROLL **3RD QUARTER 2006: CONTINUED STRONG GROWTH** delårsresultat

Trolltech ASA reports revenues of NOK 39.8 million for the third quarter 2006, an increase of 53 percent from the third quarter 2005. Trolltech`s two main product groups - Qt and Qtopia - both contributed positively to the strong growth. The loss before tax was NOK 12.0 million in the third quarter, compared with a loss of NOK 10.1 million in the same period last year. For the full year 2006, Trolltech continues to expect revenue growth of 40-50 percent.

Oslo, Norway - October 20, 2006 - Trolltech ASA today announced its interim report for the third quarter 2006. Please find the third quarter report attached.

Trolltech ASA continued its rapid growth in Q3 2006. The company generated revenues of NOK 39.8 million, which was an increase of 53 percent from NOK 26.0 million in the third quarter 2005. For the first nine months of 2006, revenues increased by 48 percent to NOK 117.5 million (NOK 79.6 million).

Trolltech`s business is to make software faster to build and easier to use, and the two main product groups - Qt and Qtopia - both contributed positively to the strong growth.

Due to continued strong growth in the number of employees, operating costs increased to NOK 49.0 million (NOK 33.8 million), and the EBITDA was NOK -9.3 million (NOK -7.9 million).

On the basis of already entered contracts and a significant amount of new business prospects, Trolltech continues to expect revenue growth in the 40-50 percent range for the year 2006. The cross platform application development tool Qt is expected to grow 30-40 percent in 2006, whereas the application platform Qtopia for embedded Linux-devices is expected to grow by 80-100 percent in 2006.

TROLLTECH

QUARTERLY REPORT

Q3 - 2006

October 19th, 2006

Revenues

Trolltech ASA (Trolltech) generated revenues of NOK 39.8 million in the third quarter 2006, an increase of 53 percent over the third quarter 2005. In the first three quarters of 2006, revenues amounted to NOK 117.5 million, which was an increase of 48 percent compared with the corresponding period in 2005.

Trolltech's business is to make software faster to build and easier to use, and the two main product groups – Qt and Qtopia – both contributed positively to the strong growth.

Qt is a development tool which enables programmers to deploy their applications on all desktop platforms based on a single source code base. Trolltech launched the first version of Qt in 1996, and has since built a global client base in a wide range of industries.

Qtopia is a software application platform for embedded Linux-based devices. Launched in 2002, Qtopia has attracted significant interest with major mobile phone suppliers as well as with leading vendors such as Motorola, Sony and Sharp.

Split by region, sales in the Americas accounted for 41 percent in the third quarter and 43 percent in the first nine months of the year. The share of sales to the EMEA region was 44 percent for both periods, with Asia/Pacific making up the residual 15 percent and 13 percent for the third quarter and first nine months of the year, respectively. Compared with last year, EMEA accounts for a higher portion of sales at the expense of the Americas region. In terms of product end-users, the above figures might not be representative, as Trolltech does not have control of the customers' shipment patterns for products built on Qt or Qtopia.

Trolltech's revenue model is built on three main modules; licence sales, license subscription and support, and engineering and consulting. License sales accounted for 41 percent of sales in the third quarter, subscriptions and support 46 percent, engineering and consulting 12 percent and other revenues 1 percent. For the first nine months, the split was 48 percent in license sales, 44 percent in subscriptions and support, 7 in engineering and consulting and 1 percent in other revenues.

In the balance sheet, deferred revenue was NOK 63.6 million as of 30 September, compared with NOK 41.6 million at the end of the third quarter 2005. The increase of 53 percent is in line with the increase in revenues. Deferred revenue refers to revenue which is not yet recognisable in the income statement, and primarily reflects renewal of subscriptions and support, pre-paid device royalty, and contracted but not yet delivered services. Deferred revenue will be recognized when deliveries are made by Trolltech or when Trolltech's customers report shipped devices.

Operating costs

Excluding depreciation and amortisation, operating costs were NOK 49.1 million in the third quarter of 2006, which was an increase by NOK 15.3 million in the same period last year. For the first nine months, operating costs were NOK 140.3 million, an increase of NOK 57.8 million from the corresponding period last year.

Consolidated balance sheet statements

Trolltech had total assets of NOK 245 million as of 30 September 2006, compared with NOK 115 million at the end of the third quarter of 2005 and NOK 130 million at the end of the previous quarter.

Capitalized development costs were NOK 5.9 million in the third quarter (3.0 million), which are accounted for as intangible assets and amortized over 3-4 year. Total intangible assets was NOK 35.4 million at the end of the third quarter, compared with NOK 28.2 million at the end of the third quarter 2005.

During the quarter, total equity increased by NOK 130.1 million to 153.0 million, reflecting the net proceeds from the IPO.

Including short-term financial investments, cash and cash equivalents increased by NOK 106.6 million in the third quarter, to NOK 155.8 million. Trolltech holds no interest bearing liabilities, and the cash situation is satisfactory.

Consolidated cash flow statements

Cash flow from operations was NOK - 8.3 million for the first nine months, whereas cash flow from investments was NOK -2.9 million. Cash flow from financing was NOK 125.1 million, reflecting the IPO. In sum net cash flow amounted to NOK 113.9 million year to date, and cash and cash equivalents increased to NOK 155.8 at the end of the third quarter.

Market update

Trolltech is in the business of making software faster to build and easier to use, and the markets for Trolltech's solutions continue to develop in line with the company's expectations.

Qt

The primary market for Qt is software developers working with object-oriented high-performance applications. Qt has so far been available only for software developers programming in C++, but during the third quarter Trolltech has launched the first two technology previews of Qt Jambi for Java. The tech preview has attracted significant interest in the open source community, and Trolltech has received feedback from more than 1,000 software developers. A third technology version is expected to be launched in Q4. The primary target group will be software development companies comprising both C++ and Java development, with a need for cross-platform application frameworks for both languages.

Early in October, Trolltech also launched Qt version 4.2, which offers more user interface controls, new graphic view functionality and improved look and feel in the Mac environment. Qt 4.2 also supports Portland 1.0, which integrates the two dominating Linux desktop environments KDE and GNOME.

As communicated in the second quarter report, Trolltech in July renewed the contract with its largest Qt customer - Rohde & Schwartz GmbH & Co KG. The contract was increased 200 licenses, and includes a three-year subscription of upgrades and support. The contract value was EUR 440,000.

INDEX TO THE THIRD QUARTER 2006 CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

CONSOLIDATED INTERIM BALANCE SHEET (UNAUDITED)

(All numbers in NOK 1,000 unless otherwise stated)

ASSETS	NOTES	30.09. 2006	30.09. 2005	31.12.2005
Non-current assets				
Property, plant and equipment	4	11,784	4,165	5,580
Intangible assets	5	35,369	28,219	29,886
Deferred tax assets		234	151	460
Other non-current assets		606	307	220
Total non-current assets		**47,993**	**32,842**	**36,146**
Current assets				
Trade and other receivables		41,525	24,068	28,921
Available for sale financial assets		-	-	20,057
Cash and cash equivalents		155,841	58,018	42,618
Total current assets		**197,366**	**82,086**	**91,596**
TOTAL ASSETS		**245,359**	**114,928**	**127,742**
EQUITY				
Share capital		2,094	217	217
Other reserves		181,143	50,473	51,557
Retained earnings		(30,260)	5,280	5,082
Total equity		**152,977**	**55,970**	**56,856**
LIABILITIES				
Non-current liabilities				
Pension liabilities		1,741	1,218	1,559
Deferred revenue		7,934	4,993	4,181
Deferred tax liabilities		3,466	2,837	3,007
Other liabilities		227	64	125
Total non-current liabilities		**13,368**	**9,112**	**8,872**
Current liabilities				
Trade and other payables		18,792	11,583	16,843
Current income tax liabilities		779	386	653
Deferred revenue		55,672	36,624	42,442
Provisions and other liabilities		3,771	1,253	2,076
Total current liabilities		**79,014**	**49,846**	**62,014**
Total liabilities		**92,382**	**58,958**	**70,886**
TOTAL EQUITY AND LIABILITIES		**245,359**	**114,928**	**127,742**

The notes on pages 12 to 16 are an integral part of this condensed consolidated interim financial information.

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

(All numbers in NOK 1,000 unless otherwise stated)

	NOTES	Share capital	Other reserves	Retained earnings	Total equity
Balance at January 1, 2005		194	5,599	17,542	23,335
Currency translation differences		-	1,023	-	1,023
Loss in the period		-	-	(12,262)	(12,262)
Total recognised income per Sept 30, 2005		-	1,023	(12,262)	(11,239)
Share issue net of transaction cost		23	41,035	-	41,058
Employees share option scheme					
– value of employee services		-	2,725	-	2,725
– proceeds from shares issued		0	91	-	91
Balance at Sept 30, 2005		217	50,473	5,280	55,970
Balance at October 1, 2005		217	50,473	5,280	55,970
Currency translation differences		-	312	-	312
Loss for the period		-	-	(198)	(198)
Total recognised income for the period		-	312	(198)	114
Employees share option scheme for the period:					
– value of employee services		-	751	-	751
– proceeds from shares issued		0	21	-	21
Balance at December 31, 2005		217	51,557	5,082	56,856
Currency translation differences		-	(660)	-	(660)
Loss in the period		-	-	(35,342)	(35,342)
Total recognised income per Sept 30, 2006		-	(660)	(35,342)	(36,002)
Conversion of other reserves to share capital		1,526	(1,526)	-	-
Share issue net of transaction cost		346	124,349	-	124,695
Employees share option scheme					
– value of employee services		-	7,007	-	7,007
– proceeds from shares issued		5	416	-	421
Balance at Sept 30, 2006		2,094	181,143	(30,260)	152,977

The notes on pages 12 to 16 are an integral part of this condensed consolidated interim financial information.

NOTE 3 SEGMENT INFORMATION

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within particular economic environments that are subject to risks and returns that are different from those of segments operating in other economic environments. The Group has operating companies located in four countries; Norway, USA, Australia and Germany. In addition, the Company has one representative office in Beijing, China.

Primary reporting format - business segments
According to the Group's internal financial reporting systems, business segments are the primary basis for segmentation. Based on IAS 14, the Company considers that the entire Group's operations constitute a single business segment. The Company's business areas and revenues are strongly dependent on each other and have similar risks, deliveries and returns, meaning that they are similar of nature and therefore not reported separately.

Secondary reporting format - geographical segments
Secondary segments consist of geographic markets. The risk and returns of the Group are influenced both by the geographical location of its operations and also by the location of its markets. Trolltech's definition of geographical segments is based on the location of its markets and customers.

Transactions within the different segments are eliminated.

Revenues
(All numbers in NOK 1,000)

	Q3 2006	%	Q3 2005	%	YTD 2006	%	YTD 2005	%	2005	%
EMEA	17,650	44	10,566	41	51,709	44	32,404	41	49,431	42
Americas	16,186	41	11,852	46	50,110	43	37,324	47	54,528	46
Asia/Pacific	5,962	15	3,547	13	15,728	13	9,870	12	14,580	12
Total	**39,798**	**100**	**25,965**	**100**	**117,547**	**100**	**79,598**	**100**	**118,539**	**100**

Assets
(All numbers in NOK 1,000)

	YTD 2006	%	YTD 2005	%	2005	%
EMEA	207,786	85	85,176	74	97,067	76
Americas	22,534	9	18,604	16	18,303	14
Asia/Pacific	15,039	6	11,148	10	12,372	14
Total	**245,359**	**100**	**114,928**	**100**	**127,742**	**100**

Capital expenditures
(All numbers in NOK 1,000)

	Q3 2006	%	Q3 2005	%	YTD 2006	%	YTD 2005	%	2005	%
EMEA	6,120	55	1,887	51	14,641	62	7,746	58	11,582	59
Americas	2,132	19	23	1	2,606	11	355	3	548	3
Asia/Pacific	2,964	26	1,809	48	6,239	27	5,281	39	7,450	38
Total	**11,216**	**100**	**3,719**	**100**	**23,486**	**100**	**13,382**	**100**	**19,580**	**100**

The capital expenditures include investments in fixed assets and capitalization of development costs.

NOTE 6 EARNINGS PER SHARE

(All numbers in NOK 1,000)

Basic

Basic earnings per share are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

	Q3 2006	Q3 2005	YTD 2006	YTD 2005	2005
Profit attributable to equity holders of the Company	(12,777)	(11,047)	(35,342)	(12,261)	(12,460)
Weighted average number of ordinary shares in issue (thousands)	51.028	43.307	45.972	42.030	42.352
Basic earnings per share (NOK per share)	**(0.25)**	**(0.26)**	**(0.77)**	**(0.29)**	**(0.29)**

Diluted

Since the net profit is negative for Q3 2005, Q3 2006, YTD 2006, YTD 2005 and 2005, the dilutive instruments will have an anti dilutive effect when calculating dilutive earnings per share. Based on this, there will be no difference between earnings per share and dilutive earnings per share for the different periods.

For information about outstanding options that could have a dilutive effect in the future see note 7.

NOTE 7 SHARE BASED COMPENSATION

As of September 30, 2006 there are 2,857,401 options outstanding. The options granted have the same conditions as described in the annual report for fiscal year 2005.

	YTD 2006	YTD 2005
	Options (thousands)	**Options (thousands)**
At January 1	**1,122**	**624**
Granted	2,121	560
Forfeited	(6)	-12
Exercised	(353)	-22
Lapsed	(27)	-4
At September 30	**2,857**	**1,146**

Out of the 2,857 thousands outstanding options in 2006 (2005: 1,146 thousands options), 274 thousands options (2005: 122 thousands) were exercisable. Options exercised YTD 2006 resulted in 353 thousands shares (YTD 2005: 22 thousands shares) being issued at average NOK 0.94 per share (2005: average NOK 3.92 per share). The related weighted average estimated price at the time of exercise was average NOK 11.82 per share (2005: NOK 15.41 per share). The related transaction cost amounting to NOK 3,200 (2005: NOK 2,292) has been netted off with the proceeds received.

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11.10.2006 10:53:19 Marked=OB Utsteder=Trolltech ASA Instrument=TROLL **PRESENTATION - FINANCIAL RESULTS Q3 2006** finansiell kalender

Trolltech ASA hereby invites all interested parties to a press and analyst conference at 8:30 am on Friday, October 20, 2006 in connection with the publication of the company`s result for the third quarter 2006. Location: Felix Konferansesenter, Bryggetorget 3 Vika, 0114 Oslo, Norway.

The presentation will be available on Trolltechs homepage http://www.trolltech.com/company/ir

Qt Compilation Issue with Visual Studio 2005 SP1 - Workaround Available

Oslo, Norway, 19 December - 2006

A compilation error has been introduced with the release of Microsoft Visual Studio 2005 Service Pack 1 - this error disrupts compilation of code created with all Qt 4 versions when using the Visual C++ compiler. Both Trolltech and Microsoft are aware of the issue, and are actively working on a solution.

A workaround is now available from Trolltech, and consists of applying the patch described **here**.

Trolltech releases Qtopia 4.2.0

Successful dual licensing business model further extended with Qtopia Open Source Edition

Oslo, Norway, 19 December - 2006 - Trolltech®, the company that makes software faster to build and easier to use, today announced the release of Qtopia 4.2.0. With the 4.2.0 release, Qtopia offers complete VoIP and WiFi functionality in addition to enhancements of existing telephony capabilities. Other highlights in the Qtopia 4.2.0 release include an enhanced multimedia player based on the RealNetworks® Helix™ DNA™ Client, basic MIDI support, ease of graphics design with SVG support and support for second or multiple displays.

The Qtopia 4.2.0 release also offers the most extensive open source release for the Qtopia product family to date, further fostering innovation in a rapidly expanding Qtopia developer community. Qtopia Core – for single-application embedded devices – has long been available under the General Public License (GPL) and with this new release, open source is now extended across the complete Qtopia product family.

Qtopia Open Source Edition contains everything that is in the commercial source version, except digital rights management (DRM) and telephony components. With the expanded Qtopia open source offering, Trolltech fully extends its successful dual licensing business model throughout its product offerings.

"Qtopia Greenphone, announced earlier this year, sparked an overwhelming level of interest in the mobile device developer community," said Adam Lawson, product director, mobile and embedded solutions, Trolltech. "With Qtopia Open Source Edition, open source developers have yet another means to demonstrate the innovation possible on mobile phones and other mobile devices."

For more information, please click here
For Qtopia product downloads, please click here

About Trolltech:

Trolltech® is the company that makes software faster to build and easier to use. Trolltech's magic inspires software innovation and drives improved usability. The magic is the combination of efficient software development with an innovative, high-quality user experience. Trolltech's software increases the appeal of our customer's desktop applications and devices while reducing their risks and software development costs. Trolltech's technologies accelerate the evolution of software by unleashing the creative power of the developer.

The company's family of products include Qt®, which sets the standard for high-performance, cross-platform software development; and Qtopia®, the unrivaled application platform for the efficient creation of Linux devices.

Trolltech software is the foundation for thousands of leading products worldwide, many from Global 2000 companies. Trolltech is a second-generation open source company, with a dual licensing business model that supports open source values and methodology in a profitable, sustainable business. The company is listed on the Oslo Stock Exchange under the ticker symbol TROLL. For more information about Trolltech, please visit http://www.trolltech.com.

1.10

Trolltech Releases Qt and Qtopia Core 4.2.2

Oslo, Norway, 01 December - 2006 - Trolltech today announced the release of Qt 4.2.2, the latest version of its leading framework for high performance cross-platform application development; and Qtopia Core 4.2.2, the leading application framework for single-application devices powered by embedded Linux. Qt and Qtopia Core 4.2.2, which include a wide range of bug fixes and optimizations, were released today to customers and the open source community.

For detailed information, please consult the changes-4.2.2 file found in the distribution files, or browse the information contained in the developer pages at http://www.trolltech.com/developer/notes/changes/changes-4.2.2/.

For more information, please contact sales.

To download an evaluation version of Qt 4.2.2, please go to http://www.trolltech.com/developer/downloads/qt/. To download an evaluation version of Qtopia Core 4.2.2, please go to http://www.trolltech.com/products/qtopia/evaluateqtopia.

Trolltech's Qtopia to be integrated in NEC Electronics' 3G reference design on platformOViA™

Oslo, Norway, 28 November - 2006 - November 28, 2006, OSLO, NORWAY – Trolltech®, the company that makes software faster to build and easier to use, today announced the integration of Trolltech's Qtopia®, the unrivaled application platform for the efficient creation of Linux-based devices, to NEC Electronics' Medity™ 3G mobile phone solution, a part of NEC Electronics' platformOViA™ initiative.

This reference integration is the first step toward the complete porting of Trolltech's newly announced Qtopia Greensuite #1 – a complete mobile smartphone software suite that provides customers with a pre-integrated selection of market leading partner technology on top of Qtopia Phone Edition – to NEC Electronics' Medity solution on platformOViA.

The purpose of the Qtopia Greensuite- platformOViA reference integration is to provide joint customers with a solution that significantly reduces their efforts in targeting the rapidly expanding Linux smartphone market.

"We are thrilled to be the first 3G mobile phone solution vendor to profit from the strengths of Qtopia and the Qtopia Greensuite initiative," said Seiji Mitsuoka, vice president, System Software Development Operations Unit, NEC Electronics.""Integrating a complete software stack with our best-of-breed platformOViA will expand our product offering with the aim of further easing the device development cycle for our customers."

"NEC Electronics' platformOViA is the perfect companion to our one-stop-shop software suite for mobile phones, Qtopia Greensuite," said Haavard Nord, co-CEO / co-founder of Trolltech. "While providing the best of both worlds – the freedom of Linux and a pre-integrated selection of best of breed technology – our goal is to address growing market needs to get innovative, customizable devices to market quicker and at a lower cost."

About Trolltech:

Trolltech® is the company that makes software faster to build and easier to use. Trolltech's magic inspires software innovation and drives improved usability. The magic is the combination of efficient software development with an innovative, high-quality user experience. Trolltech's software increases the appeal of our customer's desktop applications and devices while reducing their risks and software development costs. Trolltech's technologies accelerate the evolution of software by unleashing the creative power of the developer.

The company's family of products include Qt®, which sets the standard for high-performance, cross-platform software development; and Qtopia®, the unrivaled application platform for the efficient creation of Linux devices.

Trolltech software is the foundation for thousands of leading products worldwide, many from Global 2000 companies. Trolltech is a second-generation open source company, with a dual licensing business model that supports open source values and methodology in a profitable, sustainable business. The company is listed on the Oslo Stock Exchange under the ticker symbol

TROLL. For more information about Trolltech, please visit http://www.trolltech.com.

For further information please contact:

U.S

Candace Locklear / Spark PR
+1.415.321.1876
candace@sparkpr.com

Europe

Andrea Willige / Six Degrees Public Relations
+ 44 1628 480290
andrea.willige@sixdegreespr.com

Asia

Huang Hui
Ruder Finn Asia
+ 86 10 6462 7321 x 611
huangh@ruderfinnasia.com

Linux community of partner technology leaders support Trolltech's Qtopia Greensuite initiative

Oslo, Norway, 28 November - 2006 - Trolltech®, the company that makes software faster to build and easier to use, today announced wide industry support for Qtopia® Greensuite which was announced earlier today. The Qtopia Greensuite initiative actively addresses reducing a manufacturer's time to market and the technology fragmentation issues of today's Linux mobile phone market.

Technology leaders who specialize in key areas of an entire software set represent a global community united in delivering a pre-integrated software offering for Linux-based mobile phones. Trolltech is pleased to receive initial support from these leading companies for the Qtopia Greenphone initiative:

"As the leading cross-platform Web browser vendor, Opera Software believes in making software portable and easy to customize. The Qtopia Greensuite initiative from Trolltech means that manufacturers can take Linux-based devices faster to market and still exceed customer demands. The effort of pre-integrating a set of open technologies also helps combat fragmentation in the market place. We are excited to support this initiative."
Timo Bruns, EVP Business Development, Opera Software

"TapRoot has a long history of providing software to the smartphone industry. Over the past 6 years TapRoot has grown to become one of the largest independent providers of smartphone software solutions in North America. Trolltech's Qtopia Greensuite initiative has the best interest of the customer in mind; offering pre-integrated technology components for Linux devices."
Blane Rockafellow, TapRoot Founder and EVP Business Development

The Qtopia Greensuite initiative strengthens Trolltech's leading Linux position even further, since it will enable development of more feature-rich and high quality solutions in much shorter time, thus reducing the time to market significantly. We are very pleased with working together with Trolltech in providing our 100% SQL, multi-user, Mimer SQL database management system in Qtopia-based projects."
Magnus Hedencrona, CEO, Mimer

"With the Qtopia Greensuite initiative, Trolltech takes the hassle out of bringing fully featured multimedia Linux handsets to the market. For the end customer, just customize your MMI and go!"
Sulaiman Thompson, Beep Science CTO

"As the world's leading mobile open source provider of push email and mobile applications, Funambol shares the belief that a pre-integrated software solution will accelerate the adoption of Linux on mobile phones. The Qtopia Greensuite initiative makes Linux a more compelling mobile platform by opening it up to a global developer community and supporting open standards such as SyncML."
Fabrizio Capobianco, Funambol CEO.

"As the leading provider of intelligent interface solutions worldwide, Zi Corporation is totally committed to making life easier for all our customers – from the network operators and device manufacturers to the end users themselves. Trolltech is an ideal company to be pioneering the Qtopia Greensuite initiative, given its open sourceness, experience and understanding of the market and we are looking forward to standing shoulder to shoulder with them at ITU Hong Kong. Zi Corporation supports the Linux mobile development device Qtopia Greenphone™ and

sees the Qtopia Greensuite initiative as a considerable step forward by opening up software technology options for Linux-based mobile phones."
Milos Djokovic, President and CEO, Zi Corporation

"Trolltech's Greensuite initiative is great news for so many Linux based mobile handset developers, from smallest to largest. By pre-integrating open technologies like the Helix™ DNA Client universal multi-media framework with Qtopia Phone Edition development platform, and delivering an entire solution along with other world class applications all integrated for use with their new Greenphone, handset companies can lower their Linux phone development costs and get them into the hands of consumers quicker".
Jeff Ayars, VP Product Engineering, RealNetworks

"As the leading Linux supplier for the fast growing mobile market, MontaVista is fully committed to supporting Trolltech's Qtopia Greensuite initiative. With MontaVista's Mobilinux providing the underlying OS platform, Trolltech's Qtopia Phone Edition coupled with complimentary application and middleware components provided by its partners offers a compelling solution that will undoubtedly accelerate the time to market of next generation mobile devices."
Jim Ready, CTO, MontaVista Software

"Teleca is delighted to support Trolltech's Qtopia Greensuite initiative of creating pre-integrated technology choices for a Linux mobile phone device."
Göran Svennarp, Senior Marketing Director Teleca AB

The Qtopia Greensuite initiative exemplifies the opportunities Trolltech is able to offer its ecosystem of partners. Trolltech's partners bring technology, training and consulting services and a wealth of Qt and Qtopia based C++ developer knowledge to the embedded Linux community. More information about Trolltech's partner community can be found at www.trolltech.com/partners.

About the Qtopia Greensuite Initiative
The Qtopia Greensuite initiative gives customers the ability to select from a menu of technology choices enabling them to build a device specific to their requirements and target market they wish to address. The Initiative brings the leading Linux-based application platform, Qtopia Phone Edition; a hardware development device, Qtopia Greenphone; and a set of partner technologies together giving customers a pre-integrated software solution. The Qtopia Greensuite initiative actively addresses the technology fragmentation issues of today's mobile Linux market. Trolltech's Qtopia Greensuite #1, the initial offering from the Initiative, will be shown at ITU World Telecom 2006 in Hong Kong, Dec. 4-8. Booth # 11036.

About Trolltech:

Trolltech® is the company that makes software faster to build and easier to use. Trolltech's magic inspires software innovation and drives improved usability. The magic is the combination of efficient software development with an innovative, high-quality user experience. Trolltech's software increases the appeal of our customer's desktop applications and devices while reducing their risks and software development costs. Trolltech's technologies accelerate the evolution of software by unleashing the creative power of the developer.

The company's family of products include Qt®, which sets the standard for high-performance, cross-platform software development; and Qtopia®, the unrivaled application platform for the efficient creation of Linux devices.

Trolltech software is the foundation for thousands of leading products worldwide, many from Global 2000 companies. Trolltech is a second-generation open source company, with a dual licensing business model that supports open source values and methodology in a profitable, sustainable business. The company is listed on the Oslo Stock Exchange under the ticker symbol TROLL. For more information about Trolltech, please visit http://www.trolltech.com.

For further information please contact:

U.S

Candace Locklear / Spark PR
+1.415.321.1876
candace@sparkpr.com

Europe

Andrea Willige / Six Degrees Public Relations
+ 44 1628 480290
andrea.willige@sixdegreespr.com

Asia

Marie Reysset / Ben Shi
Ruder Finn Asia
+ 86.10.64.62.73.21 ext 618/611
reyssetm@ruderfinnasia.com

Trolltech answers industry call for ready-made software suites for Linux-based mobile phones with Qtopia Greensuite Initiative

Pre-integrated software solutions for mobile phone development -- Qtopia Greensuite #1 targets smart phones

Oslo, Norway, 28 November - 2006 - Trolltech®, the company that makes software faster to build and easier to use, today announced a new development initiative, Qtopia® Greensuite. The Initiative actively addresses reducing a manufacturer's time to market and the technology fragmentation issues of today's Linux mobile phone market. The first software suite announced from the Initiative is Qtopia Greensuite #1, created specifically for high-end smart phone development.

Trolltech's Qtopia Greensuite initiative answers the mobile phone industry's call for flexible, best of breed software solutions in a one-stop-shop format. Built on top of Qtopia Phone Edition, the Qtopia Greensuite initiative enables Trolltech to offer specific software suites based on handset manufacturers or designers specific technology requirements.

Developers now have the benefits and freedom of Linux and an out-of the-box choice of partner technologies all pre-integrated with the de-facto application platform, Qtopia. Best of breed partner technology components pre-integrated with Qtopia Phone Edition offer a flexible, modular solution and demonstrates the ubiquity of Qtopia as an open application platform. Availability of Qtopia source code enables developers to tailor the UI to fit end-user needs – a key differentiator to rival proprietary systems – further strengthening Qtopia Greensuite's appeal.

"Any platform needs a rich ecosystem as well as solid underlying technology to generate the volumes required for commercial success," said Rob Bamforth, Quocirca. "Simplifying the development cycle through targeted, product-ready software offerings is key to the continued success of Linux for mobile devices."

"The Qtopia Greensuite initiative represents the strong ecosystem of partner technology that exists and supports the Qtopia Phone Edition platform for mobile phones," said Eirik Chambe-Eng, co-CEO / co-founder, Trolltech. "With our strong history of Linux, our ability to provide a proven platform with support, training and consultancy services and now a pre-integrated suite of technology, handset manufacturers/designers, telecom operators and application developers can now focus on their devices' innovative features."

Until now, handset vendors have had to buy operating systems and standard applications like user interfaces, web browsers and media players from different suppliers and then integrate them. Software suites delivered from the Qtopia Greensuite initiative will enable device manufacturers to dramatically shorten the technology integration process and bring new, innovative devices to market faster.

The Initiative's First Software Suite: Qtopia Greensuite #1

Qtopia Greensuite #1 is targeted at the high-end smart phone market and is the first in many planned software suites. The initial menu of pre-integrated features and applications, to be

developed in close cooperation with selected technology partners, includes:

- WAP and HTML browser
- Messaging solution
- Multimedia package including video and audio recording
- DRM
- 3D graphics
- 2.5G and 3G Telephony enabled, including Video Telephony
- VoIP support
- Java MIDP, CLDC and various JSRs
- Document viewing and editing, VPN client, synchronization tools

Qtopia Greensuite #1 uses Qtopia Phone Edition – the unrivaled application platform for the efficient creation of Linux mobile phones – as the software application platform and Qtopia Greenphone, launched earlier this year, as the development hardware platform. Greenphone, launched in August 2006, is the first open Linux mobile device for application developers for creating, modifying and testing Linux- based mobile phone applications on a working GSM/GPRS device, making the applications easier, faster and more fun to build.

Several million Qtopia-based devices have shipped to date, and Qtopia has become the de-facto standard for Linux handset makers with 120 manufacturers building Qtopia devices – 40 of which are mobile phones, including devices from Motorola, ZTE & Cellon.

Availability of Qtopia Greensuite #1

Qtopia Greensuite #1 will be demonstrated on Greenphone at ITU World Telecom 2006 in Hong Kong, Dec. 4-8. Booth # 11036, Hall 11. Qtopia Greensuite #1 is scheduled for availability Q2 2007.

About Trolltech:

Trolltech® is the company that makes software faster to build and easier to use. Trolltech's magic inspires software innovation and drives improved usability. The magic is the combination of efficient software development with an innovative, high-quality user experience. Trolltech's software increases the appeal of our customer's desktop applications and devices while reducing their risks and software development costs. Trolltech's technologies accelerate the evolution of software by unleashing the creative power of the developer.

The company's family of products include Qt®, which sets the standard for high-performance, cross-platform software development; and Qtopia®, the unrivaled application platform for the efficient creation of Linux devices.

Trolltech software is the foundation for thousands of leading products worldwide, many from Global 2000 companies. Trolltech is a second-generation open source company, with a dual licensing business model that supports open source values and methodology in a profitable, sustainable business. The company is listed on the Oslo Stock Exchange under the ticker symbol TROLL. For more information about Trolltech, please visit http://www.trolltech.com.

For further information please contact:

U.S

Candace Locklear / Spark PR
+1.415.321.1876
candace@sparkpr.com

Europe

Andrea Willige / Six Degrees Public Relations
+ 44 1628 480290
andrea.willige@sixdegreespr.com

Asia

Huang Hui
Ruder Finn Asia
+ 86 10 6462 7321 x 611
huangh@ruderfinnasia.com

Trolltech Wins "2006 China Mobile Industry Outstanding Performance Award"

Award Announced During 2006 China Mobile Industry Forum

Beijing, 23 November - 2006 - Trolltech®, the company that makes software faster to build and easier to use, announced today that China Institute of Communications (CIC) has awarded Trolltech and its flagship product Qtopia®, the unrivaled application platform for the efficient creation of Linux-based devices, the "2006 China Mobile Industry Outstanding Performance Award (Platform Solution Category)" . The award was announced during the 2006 China Mobile Industry Forum which was organized by CIC and opened today in Beijing.

"We are pleased to receive the award'," said Mr. David Almstrom, Chief Representative of Trolltech China and member of the Expert Committee of 2006 China Mobile Industry Forum. "It symbolizes the industry's recognition of Trolltech's technologies and products. We will continue to devote ourselves to promoting the development of mobile phone industry in China and around the world."

Trolltech has successfully developed strategic business and technical partnerships in China. In March 2005, it opened a representative office in Beijing to further foster business relationships throughout China.

About China Institute of Communications

Under the leadership of the China Association for Science and Technology and the Ministry of Information Industry (MII), China Institute of Communications (CIC) is a non-profit institution and the main channel for academic exchanges in communications science and technology field in China. For more information, please visit http://www.mifchina.org.cn/English.asp and http://www.china-cic.org.cn/english/about%20cic.htm.

About Trolltech:

Trolltech® is the company that makes software faster to build and easier to use. Trolltech's magic inspires software innovation and drives improved usability. The magic is the combination of efficient software development with an innovative, high-quality user experience. Trolltech's software increases the appeal of our customer's desktop applications and devices while reducing their risks and software development costs. Trolltech's technologies accelerate the evolution of software by unleashing the creative power of the developer.

The company's family of products include Qt®, which sets the standard for high-performance, cross-platform software development; and Qtopia®, the unrivaled application platform for the efficient creation of Linux devices.

Trolltech software is the foundation for thousands of leading products worldwide, many from Global 2000 companies. Trolltech is a second-generation open source company, with a dual licensing business model that supports open source values and methodology in a profitable,

sustainable business. The company is listed on the Oslo Stock Exchange under the ticker symbol TROLL. For more information about Trolltech, please visit http://www.trolltech.com.

For further information please contact:

Europe

Andrea Willige / Six Degrees Public Relations
+ 44 1628 480290
andrea.willige@sixdegreespr.com

U.S

Candace Locklear / Spark PR
+1.415.321.1876
candace@sparkpr.com

Asia

Huang Hui
Ruder Finn Asia
+ 86 10 6462 7321 x 611
huangh@ruderfinnasia.com

Qtopia Greenphone & Qtopia Win Industry Accolades

Awards given by Linux User & Developer and MobileChina Media Magazines; Trolltech also confirms general availability of Greenphone

Oslo, Norway, 01 November - 2006

Trolltech®, the company that makes software faster to build and easier to use, today is pleased to accept two awards for its software technology including Qtopia® Greenphone™ and Qtopia Phone Edition. Trolltech also confirmed general availability of Greenphone software development kits.

At the UK Linux and Open Source Awards 2006 presented at LinuxWorld London, Greenphone received the award for *Best Embedded Linux Product or Initiative*. Qtopia Greenphone is a Linux mobile development device open for unlimited software innovation.

MobileChina Media Magazine presented Trolltech with an award in the *Best Mobile Phone Multimedia application development tools* category for Qtopia Phone Edition. The award was presented at the China Mobile Phone Multimedia Application Conference 2006 held in Beijing.

"The awards of the competition represent the different suggestions and comments from industry professionals, government officials and media organizations, as well as the online voters," said Mr. Pu Yuanbin, member of the Judge Committee of the competition and chief editor of MobileChina Media. "Trolltech's Qtopia Phone Edition is the leading application platform and user interface for Linux-based mobile phones. Manufacturers and designers can use the Qtopia Phone Edition to develop innovative multimedia applications and build feature-packed phones. With these exceptional features, Trolltech's Qtopia has proven itself to be the best tool for mobile phone multimedia application development."

"Greenphone, which is based on Qtopia Phone Edition, is becoming the acknowledged symbol of the industry's desire for open mobile phone development", said Margaret McLeod, VP Marketing, Trolltech. "Its adoption by developers who are keen to create innovative and enhanced applications answers the market need for an alternative to closed, proprietary mobile phones."

About Linux User & Developer Magazine
Linux User & Developer magazine hosted the UK Linux and Open Source Awards 2006. Linux User & Developer is published 12 times per year under license from HME Publishing Ltd. HME Publishing brings cross-platform publishing solutions to authors and editors. www.linuxuser.co.uk.

About MobileChina
MobileChina Media Magazine is a unique comprehensive and monthly journal for handset property chain in China today to post information, promote new technology and products, and build up corporate images. It is with the aim to provide the best communication platform to enterprises and individuals concerned. www.cmqc.cn

Trolltech Releases Final Technology Preview of Qt Jambi; Announces Developer Contest

Oslo, Norway, 26 October - 2006 - Trolltech today released the third technology preview of Qt Jambi™ to its commercial customers and the open source community for testing and feedback. Qt Jambi is a prototype technology that enables Java developers to utilize Qt®: the leading framework for high-performance, cross-platform applications.

Powerful New Features Available for Testing

This third and final technology preview is built on the newly-released Qt 4.2, giving Java programmers access to powerful new Qt features like the powerful 2D graphics canvas Qt Graphics View and simplified application styling through Widget Stylesheets. In addition, the Qt Jambi TP3 unveils new features for more efficient development:

- The industry-standard Java documentation tool Javadoc is now available from the Qt Jambi library, enabling Qt Jambi developers to rapidly generate HTML documentation from Java source code
- Support for SVG (Scalable Vector Graphics) is now available
- Qt Jambi now makes use of real Java enums and typesafe QFlags

Further feedback on these and other features is critical in guiding further improvements to Qt Jambi technology. For a detailed list of new features and bugfixes incorporated into the Qt Jambi TP3, please see the Qt Jambi documentation at: http://doc.trolltech.com/qtjambi-1.0/qtjambi-index.html.

Qt Jambi Developer Contest Open Now

Trolltech is pleased to announce the Qt Jambi Developer Contest – open now with the release of the third technology preview. The contest is open to all developers, and is aimed at encouraging Java and Qt programmers to try out the new features available in the Qt Jambi TP3. To enter, developers are asked to create a Qt Jambi-based demo application and submit to qtjambi-contest@trolltech.com. Entries will be accepted until 15 December, 2006, and one winner will be chosen to receive a 2.0GHz Apple MacBook®. For more details and submission guidelines, please visit the Qt Jambi Technology Preview Page.

Download the Technology Preview

The Qt Jambi technology preview is now available under a special preview license – To download the preview, please visit the Qt Jambi Technology Preview Page. For feedback and assistance, please use the Qt Jambi mailing list - qt-jambi-interest@trolltech.com. Instructions for joining the mailing list can be found at http://lists.trolltech.com.

For More Information

Preliminary documentation, as well as a whitepaper, have been prepared for the technology preview release. For more information about the features included in the Qt Jambi preview, please refer to the Jambi Overview Page within the Qt Documentation, download the Qt Jambi Whitepaper or refer to the Qt Jambi FAQs.

About Qt:

Qt sets the standard for high performance, cross-platform software development. Today, some of the worlds largest software companies – such as Adobe Systems®, Disney®, HP® and Skype® – rely on Qt to create innovative, advanced solutions across multiple platforms.

Qt technology accelerates the evolution of software by making advanced applications easier and faster to build, delighting the individual developer and software teams. Qt is the foundation for KDE, one of two standard windowing environments for desktop Linux. Qt benefits from a large open and commercial development community plus an ecosystem of partners that provides programming skills, technology, consulting, integration and training services.

Trolltech Releases Qt 3.3.7, 4.1.5 and 4.2.1, Addressing Security Issue

20 October - 2006

Trolltech has now released Qt 3.3.7, Qt 4.1.5 and Qt 4.2.1 – patch releases that incorporate a fix for a security issue identified in the Qt 3.x and Qt 4.x series. While no exploits for this security issue are currently known, it is recommended that Qt users upgrade to this latest version. The patch releases for Qt 3.3, Qt 4.1 and Qt 4.2 are now available for download.

A security flaw was discovered in the way Qt 3.x and 4.x handles pixmap images. This issue can occur only when transforming specially prepared images from untrusted sources. Qt 3.3.7, as well as Qt 4.1.5 and 4.2.1 correct this flaw.

The patch releases are now available for download at http://www.trolltech.com/products/qt/downloads.

For more information, please email info@trolltech.com.

Trolltech Brings Style Sheets to Desktop Applications with Qt 4.2

Introducing a Powerful Graphics View and Innovative Widget Style Sheets

Oslo, Norway, 04 October - 2006 - Trolltech®, the company that makes software faster to build and easier to use, today released Qt 4.2, the new version of the company's popular framework for high performance cross-platform application development. This version significantly expands the scope of the framework, providing the C++ community with more functionality and innovation than ever before.

This version includes a number of improvements and performance optimizations, such as:

- Enhanced widget styleability, more UI control – The Qt 4.2 widget style system enables an unrivaled control over application look and feel. Cascading Style Sheets (CSS) is a powerful technology that until now has allowed for effortless customizability of applications for the web. Qt 4.2's widget style sheets take an innovative approach to CSS, bringing the same level of low-effort styleability and customizability to the desktop. Using a syntax similar to CSS, developers, designers and end users can control the style of individual widgets, allowing rapid development and customization of visually compelling user interfaces.
- New, advanced 2D canvas - The new Graphics View enables construction of high performance interactive applications handling millions of 2D graphics objects. Features such as collision detection, multiple views, zooming and panning, coordinate and individual item transforms, the ability to group items and printing facilities are already built in.

  Graphics View supersedes the very popular Canvas module from Qt 3 and adds significant new functionality and enhancements in the areas of item interaction, optimized level-of-detail rendering, affine item transformations, control over animations and drag-and-drop.

- Qt/Mac look and feel improvements - The Macintosh version of Qt 4.2 incorporates a number of look and feel improvements. Dialogs now transparently support the Mac's native button layouts with the QDialogButtonBox class, and Qt now provides access to the Mac OS X's Find clipboard. It is now possible to host Carbon controls in Qt windows and vice versa.
- Tighter integration with the GNOME desktop environment - Qt 4.2 allows developers to create Qt plug-ins for use with non-Qt applications. The tighter integration with the GNOME desktop environment is the result of The Portland Project, a working group dedicated to better interoperability between KDE and GNOME in order to establish a greater presence for Linux in the desktop market.

"Qt 4.2 and the Graphics View will appeal to a wide range of development organizations in verticals such as EDA, visualization, oil and gas and medical devices," said Naren Karattup, Product Director—Development Tools, Trolltech. "The Graphics View framework elegantly solves a general problem, namely how to unite the conflicting demands of efficiency, minimal resource use and feature richness while displaying and manipulating large numbers of 2D objects. Qt 4.2 however also contains a large number of user-suggested improvements, new features and architectural improvements that will help boost the productivity of Qt users everywhere".

Qt is used by thousands of companies worldwide for desktop applications ranging from visualization and complex modeling to mission-critical applications such as air traffic control and

space flight simulation modules. Developers who develop cross-platform and rich client applications can draw from a library of more than 400 fully object-oriented classes, including classes for GUI, layout, database, internationalization, networking, XML, and much more.

For a demo of Graphics View, please visit: http://www.trolltech.com/GraphicsView

About Qt

Qt sets the standard for high performance, cross-platform software development. Some of the world's largest software companies rely on Qt to create innovative, advanced solutions across multiple platforms. Qt benefits from a large open source and commercial development community. A growing ecosystem of partners provides programming skills, technology, consulting, integration and training services.

About Trolltech:

Trolltech® is the company that makes software faster to build and easier to use. Trolltech's magic inspires software innovation and drives improved usability. The magic is the combination of efficient software development with an innovative, high-quality user experience. Trolltech's software increases the appeal of our customer's desktop applications and devices while reducing their risks and software development costs. Trolltech's technologies accelerate the evolution of software by unleashing the creative power of the developer.

The company's family of products include Qt®, which sets the standard for high-performance, cross-platform software development; and Qtopia®, the unrivaled application platform for the efficient creation of Linux devices.

Trolltech software is the foundation for thousands of leading products worldwide, many from Global 2000 companies. Trolltech is a second-generation open source company, with a dual licensing business model that supports open source values and methodology in a profitable, sustainable business. The company is listed on the Oslo Stock Exchange under the ticker symbol TROLL. For more information about Trolltech, please visit http://www.trolltech.com.

For further information please contact:

Europe

Andrea Willige / Six Degrees Public Relations
+ 44 1628 480290
andrea.willige@sixdegreespr.com

U.S

Candace Locklear / Spark PR
+1.415.321.1876
candace@sparkpr.com

END